Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

February 12, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the Board of Directors of Tarjeta Naranja S.A. (“Tarjeta Naranja”), a subsidiary of Grupo Financiero Galicia S.A., has authorized and approved of the appointment of Mr. Pablo Caputto as General Manager of Tarjeta Naranja, such appointment to be effective as of March 1, 2021.

Mr. Caputto will be replacing Mr. Julián Aníbal Marcelo Bravo, who will be resigning, effective of March 1, 2021. Mr. Julián Aníbal Marcelo Bravo will continue to serve in his capacity as Titular Director of Tarjeta Naranja (Administrative Body).

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com